manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

August 6, 2019

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Ms. Jessica Livingston and Ms. Erin Purnell
Office of Financial Services

Re:	StreetShares, Inc. Amendment No. 2 to Offering Statement on Form 1-A File No. 024-10944

Filed July 17, 2019

Dear Ms. Livingston and Ms. Purnell:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 31, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on July 17, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Amendment No. 2 to Offering Statement on Form 1-A filed July 17, 2019

Offering Circular Summary

Products

(c) Investing Products

StreetShares Notes, page 2

1.	We note your response to comment 4. With respect to your disclosure that all StreetShares Note investors will have access to current information regarding their Notes, please revise to clarify, if true, that you also intend to include any changes to interest rates in a post-qualification amendment or a supplement to this 1-A.

Response: The Company has revised its disclosure to clarify that StreetShares also intends to include any changes to interest rates in a post-qualification amendment or a supplement to this Offering Statement. See pp. 2 and 39.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Summary of Critical Accounting Policies, page 27

2.	We note your response to comment 10 and your inclusion of the ALL and net charge-off ratios on page 28 and 29, respectively. Both ratios include reference to discounts associated with loans purchased with deteriorated credit quality. Please provide us with an enhanced understanding of these loans and revise your financial statements to include the relevant disclosures required by ASC 310-30. Alternatively, if there are no loans purchased with deteriorated credit quality, please advise and revise your disclosure accordingly.

Response: The Company has revised the ALL and net charge-off ratios to present them without adjustment for discounts related to purchased loans. (Please note that the Company also revised the net charge-off ratio to present an annualized ratio for the interim 2019 fiscal period.) Considering the appropriate guidance, the Company evaluated the purchased loans, which had previously been referenced in the discussion on the ALL and net charge-off ratios, and determined that the purchased loans are not purchased credit impaired (PCI) loans and do not require the accounting and disclosures required by ASC 310-30. See pp. 28 and 29.

The Company has added a disclosure related to these purchased loans to the section “Interest of Management and Others in Certain Transactions”, because one of the Company’s directors has a financial interest in the entity from which the Company purchased the loans. See p. 36.

Consolidated Financial Statements as of and for the Years Ended June 30, 2018 and 2017
Note 2 – Summary of Significant Accounting Policies – Impaired and Charged-off Loans, page F-8

3.	We note your response to comment 18 and your revised disclosure on page 28. Your disclosure on page F-8 continues to state that loans with over 14 days since last payment are considered to be delinquent and impairments are applied which appears to contradict your revised disclosure on page 28 and your response to comment 18 that the only impairment applied for the fiscal periods presented is a charge-off for the full outstanding balance of the loan. Please tell us, and revise your disclosure to explain, the significance / relevance of your disclosure surrounding loans over 14 days past due considering there is no indication elsewhere in the filing that these loans are considered separately in your late payment, non-accrual, impaired loan, allowance for loan loss or charge-off policies.

2

Response: The Company has revised its disclosure to explain that loans with over 14 days since last payment are considered to be delinquent because the delinquency status of loans within our portfolio is among the factors considered when evaluating the creditworthiness of our portfolio on an aggregated basis to establish the ALL. The Company does not believe that the disclosure on page F-8 of its audited financial statements contradicts the disclosure on page 28 of the Offering Statement. Nevertheless, the Company agrees to prospectively clarify Note 2 in its financial statement, as provided in the revised disclosure. See p. 28.

4.	We note your response to comment 18 and your revised disclosure on page 28 reference ASC 310-10-35 as the applicable authoritative literature to support your accounting. Your response to comment 25 of our letter dated March 6, 2019, and your disclosure on pages 28, F-8 and F-30, state that the company evaluates the creditworthiness of the portfolio on an aggregated basis, which appears to indicate that your allowance policy is based entirely on ASC 450. Please tell us why you reference ASC 310-10-35 considering that it relates to the evaluation of loans for impairment and identification of reserves for each of those individually assessed loans, in light of the aforementioned disclosures and prior response indicating that the company’s allowance methodology is based on ASC 450.

Response: The Company calculates the portfolio’s allowance for loan loss on an aggregate basis under ASC 450-20 (previously FAS 5). The Company does not identify reserves for individually assessed loans. Therefore, we have removed the reference to ASC 310-10-35 in the disclosures on page 28. See p. 28.

Consolidated Financial Statements as of and for the Six Month Periods Ended December 31, 2018 and 2017 (Unaudited)
Consolidated Statements of Operations, page F-26

5.	We note significant variance in the amounts of Interest earned and Interest expense line items presented within Other Income (Expense). Please tell us and revise your filing to disclose the reason for the variance, what these amounts represent, and how they differ from Interest income and Interest expense presented within Operating Revenue and Cost of Revenue.

Response: The Company has revised its filing to provide the requested disclosure. Please see the section entitled “Interest Income and Expenses” on page 31.

Note 13 – Subsequent Events, page F-46

6.	We note your disclosure that effective January 1, 2019, the Company began calculating the credit loss exposure on the unfunded portion of the line of credit based on expected funding volume by date brackets of 0-30 days, 31-60 days, and over 60 days from historical data and that this calculation had a material effect on the Company’s consolidated financial statements of reducing the accrual and expense for the credit loss exposure. Please tell us the underlying reasons for this change, quantify the impact of this change, and explain to us how your methodology both before and after this change was in accordance with the applicable authoritative accounting literature.

3

Response: The Company has revised its filing to provide the requested disclosure. Please see the section entitled “Calculation of Credit Loss Exposure on Unfunded Lines of Credit” on page 30.

****************

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,
/s/ Brian S. Korn
Brian S. Korn

cc:	Mark Rockefeller, Chief Executive Officer

StreetShares, Inc.

4